Exhibit 99.1

Final Results for the year ended 31 December 2020

Leeds, UK April 1, 2021 (GLOBE NEWSWIRE) — 4D pharma plc (AIM: DDDD, NASDAQ: LBPS) (“4D”, the “Company” or, together with its subsidiaries, the “Group”), a pharmaceutical company leading the development of Live Biotherapeutics, is pleased to announce the final results for the Group for the year ended 31 December 2020.

All details stated hereafter relate to the UK IFRS accounts; the Group also produces US GAAP accounts, the details of which are included in the Form 20-F to be filed with the U.S. Securities and Exchange Commission.

Financial highlights for the year:

●	Total equity of £28.0 million (2019: £22.3 million)
●	Cash and cash equivalents (including cash on deposit) of £8.8 million (2019: £3.8 million)
●	Loss for the year and total comprehensive income for the year of £25.9 million (2019: £23.7 million)
●	Adjusted loss per share of 22.80 pence (2019: 40.81pence)
●	Basic and diluted loss per share of 22.80 pence (2019: 36.75 pence)

Operational highlights

●	Announced safety and proof-of-concept clinical efficacy data for lead Live Biotherapeutic MRx0518 in combination with checkpoint inhibitor (ICI) Keytruda® in heavily pre-treated patients with non-small cell lung cancer and renal cell carcinoma refractory to prior ICIs
●	Presented the first clinical monotherapy data for a Live Biotherapeutic in oncology with data from Part A of our clinical trial of MRx0518 in the neoadjuvant setting
●	Launched a third clinical trial of MRx0518, in pancreatic cancer in combination with stereotactic radiotherapy
●	Commencement and expansion of Part B of Phase I/II clinical trial of MRx0518 in combination with Keytruda®, with inclusion of additional tumor type cohorts and additional US sites added
●	Phase II data for Blautix® showing clinical activity in irritable bowel syndrome with constipation (IBS-C) or with diarrhoea (IBS-D)
●	Launch of a Phase II clinical trial of oral immuno-modulatory Live Biotherapeutic MRx-4DP0004 for the treatment of patients hospitalised with COVID-19
●	Completed two fundraises by way of a Placing and Subscription raising gross proceeds of approximately £30 million
●	Entered into a proposed merger agreement with Longevity Acquisition Corporation (Longevity), a NASDAQ-listed Special Purpose Acquisition Company (SPAC), and announced intention to seek NASDAQ listing
●	Appointment of Prof. Axel Glasmacher as Non-Executive Chairperson
●	Appointment of Dr. Katrin Rupalla as an independent Non-Executive Director
●	Appointment of Glenn Dourado as Chief Business Officer

Since the period end

●	On 22 March 2021 the Company completed its previously announced merger with Longevity and the listing of its ADSs on NASDAQ became effective under the ticker ‘LBPS’; the following day 4D’s warrants began trading on NASDAQ under the ticker ‘LBPSW’
●	On 22 March 2021, the Company completed a £18.01 million ($25.03) million gross fundraise by way of a private placement of ordinary shares, with Directors intending to subscribe for a further £1.44 million ($2.0 million) following release of the year end results
●	On 1 March 2021 we announced the appointment of Paul Maier as an independent Non-Executive Director, and appointment of John Beck as Chief Financial Officer
●	On 8 February 2021 we announced our second oncology clinical collaboration and drug supply agreement, with Merck KGaA and Pfizer, Inc. to evaluate MRx0518 in combination with ICI Bavencio® as a first-line maintenance therapy for urothelial carcinoma

Prof. Axel Glasmacher, Chairman of 4D pharma, commented: “2020 was a transformational year for 4D: We were able to publish first proof-of-concept data for MRx0518 in last-line cancers and to initiate our NASDAQ listing. This creates a solid foundation for the next steps towards bringing live biotherapeutics to patients suffering from severe diseases. On behalf of the Board I would like to thank everyone at 4D for an exceptional performance under difficult circumstances.”

Duncan Peyton, Chief Executive Officer, commented: “4D has made significant progress leading the field in the development of Live Biotherapeutics, and made great strides from a corporate perspective. In addition to the data we have generated in the field of oncology, we completed our merger with Longevity and obtained a NASDAQ listing which, together with a concurrent fundraise, provides 4D with approximately $40 million of additional capital and a solid financial footing moving forward. This puts 4D pharma in a strong position to capitalise on multiple data readouts from our ongoing trials in asthma and oncology as well as facilitating the move into the clinic with our Parkinson’s disease programme.”

The Annual Report, together with a notice of the Company’s Annual General Meeting (“AGM”), will be posted to shareholders and made available on the Company’s website, www.4dpharmaplc.com, by 16 April 2021. The Annual General Meeting will be held at 10 a.m (BST) on Monday 24th May 2021 at 9 Bond Court, Leeds, LS1 2JZ. We continue to follow guidance from the UK Government which limits public gatherings. To prevent issues and remain compliant with the rules in force, persons, shareholders, advisers and other guests will not be allowed to attend the AGM and anyone seeking to attend the meeting in person will be refused entry. We therefore encourage shareholders to submit any questions they would like to pose to the Board to ir@4dpharmaplc.com so as to be received no later than Wednesday 19th May 2021 . All emails should be marked “AGM Question” in the subject line, and will require a shareholder number. If the UK Government’s guidance changes before the AGM and allows significant gatherings of people, we will notify you via the Company’s website at www.4dpharmaplc.com

Forward-Looking Statements

This announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding future results form our clinical trials including our move to the clinic with our Parkinsons and Bavencio trial, the effect of our recent capital raise on the financial footing of the Company, the timing for our shareholder mailing and meeting and the intent of certain of our Directors to invest in our ordinary shares are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that could cause actual results to differ materially include delays or changes to the nature and scope of our clinical trials, patient response rates, the effect of current and future pandemics, the timing and nature of future cash needs and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”). The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

For further information please contact:

4D Pharma plc

Duncan Peyton, Chief Executive Officer + 44 (0)113 895 0130

Investor Relations ir@4dpharmaplc.com

N+1 Singer - Nominated Adviser and Joint Broker +44 (0) 20 7496 3000

Phil Davies / Iqra Amin / James Fischer (Corporate Finance) / Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson / Phil Walker

Image Box PR

Neil Hunter / Michelle Boxall

Tel +44 (0)20 8943 4685

neil@ibcomms.agency / michelle@ibcomms.agency

www.4dpharmaplc.com]

Chairman and CEO’s statement

Introduction

4D pharma’s strategy continues to be to pioneer a novel class of safe and effective therapeutic derived from the gut microbiome – Live Biotherapeutic Products – and to selectively partner or potentially develop these through regulatory approval and subsequent commercialisation.

During the year, we made significant progress across our LBP clinical development programs. In April we announced the successful completion of the Part A safety phase of our Phase I/II clinical trial of lead immuno-oncology LBP candidate MRx0518 in combination with immune checkpoint inhibitor (ICI) Keytruda® (pembrolizumab) in patients with solid tumors refractory to prior ICI therapy. During Part A of this clinical trial, MRx0518 showed no treatment-related serious adverse effects or drug discontinuations and, importantly, no increase of immune-related adverse events that are often associated with ICI therapy. The safety review committee duly recommended to proceed to Part B of the study, which is ongoing.

In August, we announced comprehensive clinical benefit data from the 12 patients enrolled into Part A of the trial. Five patients (42%) demonstrated clinical benefit (defined as a complete response, partial response or stable disease for six months or longer) on treatment with MRx0518 and Keytruda®, including three patients achieving partial responses, an objective response rate of 25%. To the best of our knowledge, we have delivered the first ever proof-of-concept data in the treatment of cancer using LBPs.

At the Society for Immunotherapy of Cancer (SITC) Annual Meeting 2020 in November we announced the expansion of the Part B of this study, with the inclusion of three additional tumor type cohorts of triple-negative breast cancer, squamous cell carcinoma of the head and neck, and microsatellite instability high/mismatch repair deficient solid tumors, in addition to the previously enrolling cohorts of renal cell carcinoma, non-small cell lung cancer and bladder cancer.

In October 2020 we completed a Phase II clinical trial investigating the efficacy of Blautix® in the treatment of irritable bowel syndrome (IBS) which showed: (i) a statistically significant increase in overall response in pre-planned analysis of the combined IBS-C/D group compared to placebo; and (ii) a positive, though non-significant increase in overall response in both IBS-C and IBS-D cohorts, individually. The primary efficacy endpoint of the trial was based on whether or not a subject, from either the IBS-C or IBS-D cohorts, was considered an overall responder. For a subject to be classed as an ‘overall responder’ they must have reported an improvement in their weekly (cohort specific) symptoms (abdominal pain intensity and stool frequency or consistency) for ≥50% of the treatment period.

In April 2020 we received MHRA acceptance for a UK Phase II clinical trial of our immuno-modulatory LBP MRx-4DP0004 in patients hospitalised with COVID-19. MRx-4DP0004 is in an ongoing Phase I/II clinical trial in asthma patients as an add-on therapy to existing long-term maintenance therapy.

In support of our efforts to advance LBP candidates into the clinic for the treatment of neurodegenerative diseases such as Parkinson’s disease, in December 2020 we became an industry partner of the Parkinson’s Progression Markers Initiative (PPMI), a longitudinal study sponsored by The Michael J. Fox Foundation for Parkinson’s Research to better understand Parkinson’s disease and accelerate the development of new treatments. 4D pharma representatives will join the Partner Scientific Advisory Board closely involved in the design and execution of the study, as well as a variety of PPMI Working Groups.

In the year we made good progress in our research collaboration with Merck Sharp & Dohme to discover and develop vaccines in up to three indications. To date, we have screened and characterised hundreds of LBPs with immuno-modulatory potential and selected from this group lead LBPs with desirable immuno-modulatory properties for further evaluation and development.

In addition to continued progress in advancing multiple development programs and therapeutic candidates, in October 2020 the Company entered a definitive merger agreement with Longevity Acquisition Corporation (NASDAQ: LOAC) a publicly-traded special purpose acquisition company (SPAC) and announced our intention to seek a NASDAQ listing of 4D pharma American Depositary Shares (ADSs). After the period end, on 22 March 2021, the merger was completed and the listing of 4D pharma ADSs on NASDAQ became effective under the ticker symbol ‘LBPS’; the associated warrants began trading on NASDAQ on 23 March 2021 under the ticker ‘LBPSW’.

Update on the impact of COVID-19

In 2020, the global COVID-19 pandemic affected almost all aspects of the global economy and the pharmaceutical industry, the Group included. In response to this unexpected and unprecedented event, the Group took the situation very seriously and heeded the advice of the UK, Spanish, Irish and US governments and other authorities, utilising technology effectively to mitigate this unprecedented disruption where possible. To protect the safety of patients, the Group’s staff and the staff of the Company’s collaborators, the Group limited non-essential activity at clinical sites which in turn had an impact on patient recruitment for some studies, resulting in some potential delays to expected clinical readouts.

The likely duration of the disruption caused by COVID-19 still remains uncertain, making it difficult to accurately predict the impact on the Group’s operations and clinical timelines. However, in light of this unprecedented situation the Board of Directors carefully re-evaluated the Group’s strategic priorities and near-to-mid-term objectives and took measures to streamline the business and to prioritise allocation of capital and resources to key programs set to deliver key clinical value drivers for our shareholders.

The Group remains committed to reviewing the rapidly evolving global situation and adapting its strategy and operations accordingly.

Organisational changes, Board and governance

In 2020 4D pharma welcomed decades of biopharma experience to our Board and leadership team, providing invaluable expertise to help guide the Company’s ongoing growth and development.

In April, Prof. Axel Glasmacher was appointed Chairperson from his previous role as Non-Executive Director. We expect Prof. Glasmacher to be able to contribute his experience as an oncology physician, Senior Vice President Global Clinical R&D at Celgene and Board member of the Cancer Drug Development Forum, to guide the clinical strategy of 4D’s LBPs including, but not limited to, lead oncology candidate MRx0518.

In August the Board was pleased to welcome Dr. Katrin Rupalla. Dr Rupalla’s appointment as a Non-Executive Director was ratified in September. Dr. Rupalla is currently Senior Vice President Regulatory Affairs, Medical Documentation and R&D Quality at Lundbeck A/S (CPH: LUN), a CNS specialist biotech, and before this spent several years in senior roles overseeing the global development of blockbuster oncology products at Merck & Co., Roche, Celgene and Bristol-Myers Squibb (BMS).

In addition to expanding our Board of Directors, we have also made important additions to our Executive management team. In April we welcomed Glenn Dourado as our new Chief Business Officer, bringing a wealth of expertise in biopharma business development and strategy, with extensive experience particularly with NASDAQ-listed biotechs and in the field of oncology, expanding both our Business Development activities and also our US footprint.

After the period end, in March 2021, we further expanded our Board and management team, appointing John Beck as Chief Financial Officer and Paul Maier as Non-Executive Director; Mr Maier was also appointed Chair of 4D’s Audit and Risk Committee and will serve as the Company’s ‘audit committee financial expert’ under QCA, SEC and NASDAQ rules. Mr. Beck brings over 30 years of experience in financial and biopharmaceutical industry management experience. This includes three previous positions as Chief Financial Officer of publicly traded life sciences companies where he achieved notable results in areas including finance, business and corporate development, strategy, and commercialisation.

Mr. Maier has over 25 years of investor and public relations, operational, regulatory, and finance expertise in the healthcare industry. Mr. Maier was previously the Chief Financial Officer of Sequenom Inc., where he was responsible for raising over $360 million in equity and debt financings, expanding institutional sell-side research analyst coverage, as well as establishing and overseeing internal financial infrastructure. Previously, he was Senior Vice President and Chief Financial Officer of Ligand Pharmaceuticals (NASDAQ: LGND). He has also acted as an independent financial consultant to life sciences companies. Mr. Maier is currently a Board member of Eton Pharmaceuticals, Inc, Biological Dynamics and International Stem Cell Corporation (OTCQB: ISCO).

The Board is committed to maintaining high standards of governance, both at Board level and operationally throughout the business.

Group statement of total comprehensive income

For the year ended 31 December 2020

		31 December		31 December
		2020		2019
	Notes	£000		£000
Revenue		534		211
Research and development costs		(22,041)		(26,512)
Administrative expenses		(9,079)		(4,359)
Foreign currency gains / (losses)		363		(1,006)
Other income		45		34
Operating loss before non-recurring items		(30,178)		(31,632)
Non-recurring items		—		2,659
Operating loss after non-recurring items		(30,178)		(28,973)
Finance income		5		61
Finance expense		(173)		(514)
Loss before taxation		(30,346)		(29,426)
Taxation	3	4,383		5,360
Loss for the year		(25,963)		(24,066)
Other comprehensive income:
Exchange differences on translating foreign operations		110		379
Loss for the year and total comprehensive income for the year		(25,853)		(23,687)
Loss per share
Basic and diluted for the year	4	(22.80	)p	(36.75	)p

The basic and diluted loss per share are the same as the effect of share options is anti-dilutive.

Group statement of financial position

At 31 December 2020

		At	At
		31 December	31 December
		2020	2019
	Notes	£000	£000
Assets
Non-current assets
Property, plant and equipment
- Owned assets		3,659	4,196
- Right-of-use assets		835	964
Intangible assets		14,025	13,988
Taxation receivables		177	188
		18,696	19,336
Current assets
Inventories		291	198
Trade and other receivables		3,223	1,118
Taxation receivables		4,436	6,122
Cash and cash equivalents		8,775	3,836
		16,725	11,274
Total assets		35,421	30,610
Liabilities
Current liabilities
Trade and other payables		6,379	6,192
Lease liabilities		73	68
		6,452	6,260
Non-current liabilities
Lease liabilities		986	1,043
Deferred tax	3	13	964
		999	2,007
Total liabilities		7,451	8,267
Net assets		27,970	22,343
Capital and reserves
Share capital	5	329	164
Share premium account	5	136,278	108,296
Merger reserve		958	958
Translation reserve		555	446
Other reserve		(864)	(864)
Share-based payments reserve		3,497	367
Retained earnings		(112,783)	(87,024)
Total equity		27,970	22,343

Group statement of changes in equity

For the year ended 31 December 2020

						Share-based
	Share	Share	Merger	Translation	Other	payment	Retained	Total
	capital	premium	reserve	reserve	reserve	reserve	earnings	equity
	£000	£000	£000	£000	£000	£000	£000	£000
At 1 January 2019	164	108,296	958	67	(864)	708	(63,566)	45,763
Issue of share capital (net of expenses)	—	—	—	—	—	—	—	—
Total transactions with owners recognised in equity for the year	—	—	—	—	—	—	—	—
Loss and total comprehensive income for the year	—	—	—	379	—	—	(24,066)	(23,687)
Lapsed options	—	—	—	—	—	(608)	608	—
Issue of share-based compensation	—	—	—	—	—	267	—	267
At 31 December 2019	164	108,296	958	446	(864)	367	(87,024)	22,343
Issue of share capital (net of expenses)	165	27,906	—	—	—	—	—	28,071
Issue of Warrants (net of expenses)	—	—	—	—	—	3,110	—	3,110
Exercise of Warrants	—	76	—	—	—	(11)	—	65
Total transactions with owners recognised in equity for the year	165	27,982	—	—	—	3,099	—	31,246
Loss and total comprehensive income for the year	—	—	—	109	—	—	(25,963)	(25,854)
Lapsed options	—	—	—	—	—	(204)	204	—
Issue of share-based compensation	—	—	—	—	—	235	—	235
At 31 December 2020	329	136,278	958	555	(864)	3,497	(112,783)	27,970

Group cash flow statement

For the year ended 31 December 2020

		Year to	Year to
		31 December	31 December
		2020	2019
	Notes	£000	£000
Loss after taxation		(25,963)	(24,066)
Adjustments for:
Depreciation of property, plant and equipment		1,003	1,065
Amortisation of intangible assets		203	216
Profit on disposal of property, plant and equipment		—	(17)
Loss on disposal of intangible assets		—	29
Lease liabilities included in the Income statement		135	159
Finance income		(5)	(61)
Finance expense		173	514
Release of contingent consideration		—	(2,659)
Share-based compensation		3,334	267
Cash flows from operations before movements in working capital		(21,120)	(24,553)
Changes in working capital:
(Increase)/decrease in inventories		(93)	92
(Increase)/decrease in trade and other receivables		(2,105)	130
Decrease/(increase) in taxation receivables		1,697	(780)
(Decrease)/increase in trade and other payables		(1,052)	3,555
Cash outflow from operating activities		(22,673)	(21,556)
Cash flows from investing activities
Purchases of property, plant and equipment		(163)	(538)
Purchase of software and other intangibles		(15)	(57)
Cash received on disposal of assets		—	43
Monies drawn from deposit		—	10,174
Net cash (outflow)/inflow from investing activities		(178)	9,622
Cash flows from financing activities
Proceeds from issues of ordinary share capital	5	29,740	—
Expenses on issue of shares	5	(1,594)	—
Lease liability payments		(188)	(197)
Interest received		5	94
Interest paid		(173)	(180)
Net cash inflow/(outflow) from financing activities		27,790	(283)
Increase/(decrease) in cash and cash equivalents		4,939	(12,217)
Cash and cash equivalents at the start of the year		3,836	16,053
Cash and cash equivalents at the end of the year		8,775	3,836

Notes

For the year ended 31 December 2020

1. Basis of preparation

The financial information set out herein does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The financial information for the year ended 31 December 2020 has been extracted from the Company’s audited financial statements which were approved by the Board of Directors on 31 March 2021 and which, if adopted by the members at the Annual General Meeting, will be delivered to the Registrar of Companies for England and Wales.

The financial information for the year ended 31 December 2019 has been extracted from the Company’s audited financial statements which were approved by the Board of Directors on 22 May 2020 and which drew attention to the material uncertainty over the going concern basis of preparation but received an unqualified audit opinion, did not contain a statement under section 498(2) or (3) of the Companies Act 2006 and have been delivered to the Registrar of Companies.The information in this preliminary statement has been extracted from the audited financial statements for the year ended 31 December 2020 and as such, does not contain all the information required to be disclosed in the financial statements prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (‘IFRS’).

The Company is a public limited company incorporated and domiciled in England & Wales and whose shares are quoted on AIM, a market operated by The London Stock Exchange and through American Depository Shares (ADS’s) listed on NASDAQ . The Company is incorporated in England and Wales. The registered office is 9 Bond Court, Leeds LS1 2JZ.

2. Going concern

The Group and parent company are subject to a number of risks similar to those of other development stage pharmaceutical companies. These risks include, amongst others, generation of revenues in due course from the development portfolio and risks associated with research, development and obtaining regulatory approvals of its products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue to support the Group’s cost structure.

The Directors have prepared detailed financial forecasts and cash flows looking beyond twelve months from the date of the approval of these financial statements. In developing these forecasts, the Directors have made assumptions based upon their view of the current and future economic conditions that are expected to prevail over the forecast period. Shortly after the year-end the Company completed the Merger with Longevity Acquisition Corporation (Longevity) through the issue of new ordinary shares. On completion cash in hand for Longevity was $14.8 million which is expected to add approximately £8.3 million ($11.6 million) in cash to the Company after the payment of costs and settlement of liabilities. A further 4,320,000 warrants convertible to Ordinary shares were also issued as part of the transaction which, if exercised in full, would add approximately $29.0 million in cash to the Company. Concurrently with the completion of the Longevity transaction the Company issued new Ordinary shares in a private placement which raised £18.0 million ($25.0 million) in gross proceeds, with certain Directors intending to subscribe for a further £1.44 million ($2.0 million) following release of the Company’s results for the year ended 31 December 2020. Also, in March 2021 our Spanish Subsidiary received a €1.0 million (£0.86 million) overdraft facility as part of the Spanish COVID-19 relief package. The overdraft is unsecured, incurs annual interest at a rate of 2.35% and is repayable at the end of the three-year term. Given the additional funding from the items above, but excluding both the possible redemption the Company warrants issued during the February 2020 share issue (currently worth around £21.9 million) and the warrants issued as part of the Longevity transaction, the Directors estimate that the Group will have sufficient cash to fund its operations into Q2 of 2022 and have prepared the financial statements accordingly using a going concern basis.

3. Taxation

The tax credit is made up as follows:

	Year to	Year to
	31 December	31 December
	2020	2019
	£000	£000
Current income tax
Total current income tax	(3,473)	(5,351)
Adjustment in respect of prior years	42	(9)
Total income tax credit recognised in the year	(3,431)	(5,360)
Current deferred tax
Previously recognised deferred tax gains offset against losses	(940)	—
Current year charge	(12)	—
Total deferred tax	(952)	—
Total income tax credit recognised in the year	(4,383)	(5,360)

The enacted UK corporation tax rate of 19% forms the basis for the UK element of the deferred tax calculation noted below, the equivalent rates used for Ireland and Spain were 12.5% and 25% respectively. However, following the UK budget in 2021 the chancellor announced an increase to the main rate of corporation tax rate in the UK to 25% from April 2023, if applied this would significantly increase the value of the unrecognised deferred tax asset.

At 31 December 2020, the Group had tax losses available for carry forward of approximately £66.6 million (31 December 2019: £48.3 million). The Group has not recognised deferred tax assets relating to such earned forward losses of approximately £12.6 million (31 December 2019: £6.8 million).

Group management considers that there is insufficient evidence of future taxable income, taxable temporary differences and feasible tax-planning strategies to utilise all of the cumulative losses and therefore it is not considered certain that the deferred tax assets will be realised in full. If future income differs from current projections, this could significantly impact the tax charge or benefit in future years.

4. Loss per share

(a) Basic and diluted

	Year to		Year to
	31 December		31 December
	2020		2019
	£000		£000
Loss for the year attributable to equity shareholders	(25,963)		(24,066)
Weighted average number of shares
Ordinary shares in issue	113,851,960		65,493,842
Basic loss per share (pence)	(22.80	)p	(36.75	)p

The basic and diluted loss per share are the same as the effect of share options and warrants is anti-dilutive.

(b) Adjusted

Adjusted loss per share is calculated after adjusting for the effect of non-recurring income and expenses in relation to the reassessment of the contingent liability.

Reconciliation of adjusted loss after tax:

	Year to		Year to
	31 December		31 December
	2020		2019
	£000		£000
Reported loss after tax	(25,963)		(24,066)
Non-recurring income	—		(2,659)
Adjusted loss after tax	(25,963)		(26,725)
Adjusted basic loss per share (pence)	(22.80	)p	(40.81	)p

5. Share capital

	Ordinary	Share	Share
	shares	capital	premium	Total
Group and Company	Number	£000	£000	£000
Allotted, called up and fully paid ordinary shares of 0.25p
Ordinary shares as at 1 January 2019 & 31 December 2019	65,493,842	164	108,296	108,460
Placing and subscription 18 February 2020	44,000,000	110	21,890	22,000
Expenses of placing and subscription on 18 February 2020	—	—	(1,065)	(1,065)
Warrants exercised (issued 18 February 2020)	75,693	—	76	76
Placing and subscription 13 July 2020	21,898,400	55	7,610	7,665
Expenses of placing and subscription on 13 July 2020	—	—	(529)	(529)
Ordinary shares as at 31 December 2020	131,467,935	329	136,334	136,663

The balances classified as share capital and share premium include the total net proceeds (nominal value and share premium respectively) on issue of the Company’s equity share capital. The entire share capital consists of 0.25 pence ordinary shares.

Each ordinary 0.25 pence share is entitled to:

●	one vote in any circumstances;
●	Pari passu to dividend payments or any other distribution; and,
●	Pari passu to participate in a distribution arising from a winding up of the Company.

The Company raised £22.0 million in gross proceeds (£20.9 million net) on 18 February 2020 from a placing of 16,820,080 new ordinary shares and a subscription of 27,179,920 new ordinary shares at an issue price of 50 pence per share. In addition, each placee and subscriber was allotted one warrant for every two ordinary shares subscribed in the fundraising. As a result, a total of 22,000,000 warrants were allotted. Each warrant entitles the holder to subscribe for one ordinary share at an exercise price of 100p at any time up to the fifth anniversary of admission.

The Company raised £7.7 million in gross proceeds (£7.1 million net) on 13 July 2020 from a placing of 16,807,616 new ordinary shares and a subscription of 5,090,784 new ordinary shares at an issue price of 35 pence per share.

6. Related party transactions

Interest in Shares and Warrants

During the year the Company undertook two capital raises through the issue of shares and warrants. Details of the Directors’ participation in these raises and other share acquisitions is as follows:

Executive Directors	Duncan Peyton CEO			Dr Alex Stevenson CSO
Shares and Warrants	Number of shares	Number of warrants	£	Number of shares	Number of warrants	£
At 1 January 2020	6,455,075	—		6,413,136	—
Subscription on 18 February 2020 at £0.50 per share	1,333,332	666,666	666,666	1,333,332	666,666	666,666
Total at 18 February 2020	7,788,407	666,666	666,666	7,746,468	666,666	666,666
Subscription on 13 July 2020 at £0.35 per share	571,428	—	200,000	571,428	—	200,000
Total at 13 July 2020	8,359,835	666,666	866,666	8,317,896	666,666	866,666
Percentage of enlarged share capital at 13 July 2020	6.36%			6.33%

Non-Executive Directors	David Norwood* NED			Prof. Axel Glasmacher NED
Shares and Warrants	Number of shares	Number of warrants	£	Number of shares	Number of warrants	£
At 1 January 2020	7,123,725	—		—	—
Subscription on 18 February 2020 at £0.50 per share	1,333,336	666,668	666,668	—	—	—
Total at 18 February 2020	8,457,061	666,668	666,668	—	—	—
Market based purchase 17 March 2020 at £0.28 per share	100,000	—	28,000	—	—	—
Subscription on 13 July 2020 at £0.35 per share	285,714	—	100,000	30,000	—	10,500
Total at 13 July 2020	8,842,775	666,668	794,668	30,000	—	10,500
Percentage of enlarged share capital at 13 July 2020	6.73%			0.02%

*	David Norwood resigned as a Director on 30 September 2020. As his shareholding was not sufficient for him to qualify as a substantial shareholder, transactions after this date have been excluded.

No warrants had been exercised by the existing Directors at 31 December 2020.

Further details of shares issued and proceeds from their issue can be found in note 21 to the full accounts.

Merger with Longevity Acquisition Corporation

On 22 October 2020 the Company announced its intention to merge with Longevity Acquisition Corporation (Longevity), a Special Purpose Acquisition Company, and its intention to seek a NASDAQ listing.

To secure the merger a backstop agreement was put in place involving certain of the Directors and significant shareholders (the “Backstop Investors”). The details of the agreement at 31 December 2020 were as follows:

Backstop Arrangements and Related Party Transactions

The current Longevity shareholders have the right to redeem their shareholding in Longevity, even if the requisite majority of Longevity shareholders approve the merger. $14.6 million is currently held in a trust account by Longevity to fund redemptions. Any redemptions by Longevity shareholders would reduce the capital available to the enlarged group. Backstop agreements have therefore been executed by Longevity, the Company and Whale Management Corporation (“SPAC Sponsor”) with certain investors, including Duncan Peyton and Alex Stevenson, (together the “Backstop Investors”).

The Backstop Investors have committed to subscribe for Longevity shares prior to completion so as to raise up to $14.6 million in the event of redemptions by Longevity shareholders. To secure the Backstop Arrangements, Longevity has agreed to allot 700,000 Longevity shares to the Backstop Investors, Whale has agreed to transfer 200,000 Longevity Shares to the Backstop Investors, and the Company has agreed to allot up to 7,530,000 4D ordinary shares to the Backstop investors if and to the extent outstanding warrants issued by Longevity are exercised.

The Backstop arrangements also provide that, subject to certain conditions, 4D may be required to file, within thirty days after completion, a registration statement under the US Securities Act registering the resale of the 4D ordinary shares received by the Backstop Investors pursuant to the merger and the Backstop arrangements. The Backstop Investors have agreed to loan Longevity US$1.86 million, the proceeds of which will be used to repay Whale for loans previously made by Whale to Longevity to fund its launch costs. On completion, the enlarged group will repay this sum to the Backstop Investors.

Related Party Transactions

The participation by Duncan Peyton (in the amount of $1,075,862) and Alex Stevenson (in the amount of $827,856) in the Backstop arrangements constitutes a related party transaction for the purposes of the AIM Rules. In addition, Steve Oliveira and connected parties, a substantial shareholder of the Company (as defined by the AIM Rules) is participating in the Backstop arrangements in the amount of $5 million (in aggregate). The participation by Steve Oliveira and connected parties in the Backstop Arrangements also constitutes a related party transaction for the purposes of the AIM Rules.

The 4D Independent Directors, having consulted with the Company’s nominated adviser, N+1 Singer, consider that the terms of the related party transactions are fair and reasonable insofar as Shareholders are concerned. In providing their advice to the 4D Independent Directors, N+1 Singer have taken into account the commercial assessments of the 4D Independent Directors.

Lock-up Agreements

Duncan Peyton and Alex Stevenson, being the Chief Executive Officer and Chief Scientific Officer respectively, will enter into lock-up agreements at completion. Under the terms of the lock-up agreement, each of Mr Peyton and Dr Stevenson will agree that, subject to certain limited exceptions, they will not sell any consideration shares due to them under the terms of the merger for a period of twelve months.

7. Subsequent events

Merger with Longevity Acquisition Corporation

On 18 March 2021 (the “Closing Date”), the transaction (the “Closing”) contemplated by the previously announced Merger Agreement and BVI Plan of Merger (the “Merger”), dated as of 21 October 2020 (the “Merger Agreement”), by and among Longevity Acquisition Company (“Longevity”), 4D Pharma plc (“4D Pharma”), and Dolphin Merger Sub Limited, a British Virgin Islands company and a wholly-owned subsidiary of 4D Pharma (the “Merger Sub”) was approved and the transaction was completed on 22 March 2021. The Merger Sub is the surviving entity (the “Surviving Corporation”). As a result of the Merger, each Longevity share issued and outstanding immediately prior to the completion of the Merger was converted into the right to receive 7.5315 ordinary shares of 4D Pharma payable in 4D Pharma ADSs (“American Depositary Shares”) at a rate equal to one 4D Pharma ADS for every eight 4D Pharma ordinary shares. 4D Pharma issued no fractional 4D Pharma Shares or 4D Pharma ADSs in the Merger. Each warrant to purchase Longevity Shares and right to receive Longevity Shares that was outstanding immediately prior to the Closing was assumed by 4D Pharma and automatically converted into a warrant to purchase ordinary shares of 4D Pharma and a right to receive ordinary shares of 4D Pharma, payable in 4D Pharma ADSs, respectively.

In connection with the Closing, certain holders of Longevity common shares exercised their right to redeem those shares in accordance with the Company’s organisational documents, as amended, for cash at a price of approximately $11 per Ordinary Share, for an aggregate of approximately $3,000. Pursuant to a Backstop Agreement previously entered into between Longevity, 4D Pharma, Longevity’s sponsor (Whale Capital Management the “Sponsor”) and certain current shareholders of 4D Pharma and new investors (such current shareholders of 4D Pharma and new investors, collectively, the “Buyers”), the Buyers provided financial backing of approximately $14.7 million to Longevity immediately prior to the Closing, to cover against redemptions by Longevity Shareholders. In view of the de minimis redemptions, the backstop was not called upon. The consideration paid to the Buyers pursuant to the Backstop Agreements consisted of 700,000 newly issued Ordinary Longevity Shares, the transfer by Longevity’s sponsor of 200,000 outstanding Longevity Shares, the grant of an option to acquire up to an additional 400,000 outstanding Longevity Shares from the Sponsor, and the commitment by 4D Pharma to grant to the Buyers following the closing of the Merger warrants to acquire up to 1,000,000 Longevity shares (equivalent to 7,530,000 shares in 4D Pharma) for 0.25 pence per ordinary share. In connection with the Closing, and pursuant to the Merger Agreement, (a) an aggregate of 28,298,192 Ordinary shares were issued in 4D Pharma to Longevity shareholders and the Buyers, (b) 4D Pharma assumed Longevity warrants to acquire and rights to receive an aggregate of 16,268,040 ordinary shares in 4D Pharma, and (c) 2,750,000 shares of 4D Pharma were issued to a bank as an advisor fee.

At the Closing, 4D Pharma entered into a Lock-up Agreement with the Sponsor and certain shareholders of 4D. Pursuant to the Lock-Up Agreement, each holder agreed that, subject to certain exceptions, during the period ending twelve months after the Closing, it will not (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares received as consideration in the Merger (the “Restricted Securities”), (ii) enter into any swap, short sale, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to effect any transaction specified in clause (i) or (ii), or (iv) make any demand for or exercise any right with respect to the registration of any Longevity Shares.

As Longevity has no ongoing trade or business, the Merger does not constitute a business combination under IFRS 3. As such the transaction will be treated as a financing through the issue of ordinary shares in 4D Pharma. At Closing, Longevity had approximately $14.8 million of cash in hand on completion equating to $11.6 million net of costs and will form part of the share capital and share premium accounts in 4D Pharma.

NASDAQ Listing

On 22 March 2021, with the completion of the Longevity transaction, the Company completed its NASDAQ Global Market listing using American Depositary Shares (ADSs) under the ticker ‘LBPS’ and the following day the warrants began trading under the ‘LBPSW’ ticker. Ordinary shares can be converted at any time to ADSs at a ratio of eight ordinary shares for one ADS. J.P Morgan Chase bank, N.A. is acting as depositary bank for the ADSs and the Company’s ordinary shares will continue to be admitted to trading on AIM under the ticker ‘DDDD’

Private Placement Financing

On 17 March 2021, the Company announced that it had entered into securities purchase agreements with certain US and UK institutional and accredited investors to raise approximately £17.29 million ($24.03 million) in gross proceeds through a private placement of 15,713,309 new ordinary shares of £0.0025 at a price of £1.10 ($1.53) per share. A further subscription for 654,023 ordinary shares was also made by Merck Sharpe & Dohme Corp. before admission to AIM on 23 March 2021 bringing the total subscription to 16,367,332 ordinary shares and gross proceeds of the placement to approximately £18.01 million ($25.03 million) gross or £16.87 million ($23.45 million) net of fees. In addition to the placement Duncan Peyton (Chief Executive Officer) and Alex Stevenson (Chief ScientificOfficer) intend to subscribe for, in aggregate, £1.44 million ($2.0 million) of new ordinary shares at the issue price of £1.10 following the release of these financial results.

Overdraft Facility

In March 2021 4D Pharma Leon S.L.U. agreed a €1.0 million (£0.86 million) overdraft facility supported by the Spanish government as part of its COVID-19 relief package. The overdraft is unsecured, incurs annual interest at a rate of 2.35% and is repayable in full at the end of three years, further adding to the Group’s available funding.

8. Report and accounts

A copy of the Annual Report and Accounts will be sent to all shareholders with notice of the Annual General Meeting, and will be made available on the Company’s website, www.4dpharmaplc.com, by 14 April 2021.